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                            June 3, 2024

       Bart Volkmer
       General Counsel
       DROPBOX, INC.
       1800 Owens St.
       San Francisco , California 94158

                                                        Re: DROPBOX, INC.
                                                            Form 8-K filed May
1, 2024
                                                            File No. 001-38434

       Dear Bart Volkmer:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 8-K filed May 1, 2024

       General

   1. We note the statement that you experienced a cybersecurity incident in your Form 8-K filed on May 1, 2024.
Please advise us as to why you determined to file under Item 1.05 of
                                                        Form 8-K given your
statements that the incident has not had a material impact on your business operations,
you do not believe it is likely to have a material impact on your overall business
operations and you have not determined whether the incident is reasonably likely to
materially impact financial condition or results of operations.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Geoffrey Kruczek at 202-551-3641 or Suzanne Hayes at 202-551-3675
       with any other questions.
 Bart Volkmer
DROPBOX, INC.
June 3, 2024
Page 2
                                 Sincerely,
FirstName LastNameBart Volkmer
                                 Division of Corporation Finance
Comapany NameDROPBOX, INC.
                                 Office of Manufacturing
June 3, 2024 Page 2
cc:       Lisa Stimmell
FirstName LastName